Exhibit 99.1

3SBio Inc. Enters Into Amendment to Merger Agreement
For “Going Private” Transaction

SHENYANG, CHINA – April 24, 2013 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or the “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that it has entered into an amendment (the “Amendment”) to its previously announced agreement and plan of merger dated as of February 8, 2013, by and among Decade Sunshine Limited (“Parent”), Decade Sunshine Merger Sub (“Merger Sub”) and the Company (the “Merger Agreement”, and the Merger Agreement as so amended, the “Amended Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). The Amendment follows the revised “going private” proposal from Dr. Jing Lou, the Company’s chairman and chief executive officer (“Dr. Lou”), and CPEChina Fund, L.P., a China-focused private equity fund associated with CITIC Private Equity Funds Management Co. Ltd. (“CITIC PE”, and together with Dr. Lou, the “Buyer Consortium”) to increase the merger consideration under the Merger Agreement that was received and announced by the Company on April 22, 2013. If completed, the Merger would result in the Company becoming a privately-held company and its American Depository Shares (“ADSs”) would no longer be listed on the NASDAQ Global Market (“NASDAQ”).

Pursuant to the Amendment, the merger consideration payable to holders of ordinary shares, par value $0.0001 per share, of the Company (the “Shares”), and holders of ADSs, under the Merger Agreement is increased from $2.20 per Share, or $15.40 per ADS, to $2.3857 per Share, or $16.70 per ADS. The increase in the merger consideration represents an approximately 8.4% premium to the original merger consideration under the Merger Agreement, 9.9% premium to the closing price of the ADSs on April 19, 2013, the last trading day prior to the Company’s announcement on April 22, 2013 that it had received the revised “going private” proposal from the Buyer Consortium , and 44.1% premium to the closing price of the ADSs on September 11, 2012, the last trading day prior to the Company’s announcement on September 12, 2012 that it had received the original “going private” proposal from the Buyer Consortium.

Parent intends to finance the increase in the merger consideration through a combination of additional convertible note financing from CITIC PE and additional cash in the Company. The Company’s Board of Directors, acting upon the unanimous recommendation of the independent committee formed by the Board of Directors to consider the Merger (the “Independent Committee”), has approved the Amended Merger Agreement and the transactions contemplated thereby, including the Merger, and resolved to recommend that shareholders and ADS holders of the Company vote to approve and adopt the Amended Merger Agreement and the transactions contemplated thereby, including the Merger. The Independent Committee, which is composed solely of independent directors unrelated to Parent, Merger Sub or any of the management members of the Company, negotiated the terms of the Amended Merger Agreement with the assistance of its legal and financial advisors.

As previously announced, the extraordinary general meeting of the Company’s shareholders to consider the approval and adoption of the Merger Agreement and the Merger that was previously called and scheduled for April 25, 2013, will be adjourned and reconvened at a later date to be announced in order to allow additional time for the Company to provide updated information to its shareholders regarding the Amended Merger Agreement. The Company expects to file with the Securities and Exchange Commission (the “SEC”) and send to shareholders promptly a supplement to the definitive proxy statement dated March 25, 2013 relating to the Amended Merger Agreement. The Company will give notice to shareholders of the date on which the adjourned extraordinary general meeting will be reconvened as soon as a date is selected.

The Merger contemplated in the Amended Merger Agreement, which is currently expected to close during the second quarter of 2013, is subject to various closing conditions, including the approval by an affirmative vote of shareholders representing two-thirds or more of Shares present and voting in person or by proxy as a single class at the extraordinary general meeting, as well as certain other customary closing conditions.

Additional Information about the Merger

In connection with the proposed Merger, the Company has filed a transaction statement on Schedule 13E-3, a definitive proxy statement and related materials with the SEC on March 25, 2013, and expects to file an amendment to the Schedule 13E-3 and supplementary proxy materials with the SEC promptly. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAINED AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER, THE RECONVENED EXTRAORDINARY GENERAL MEETING, AND RELATED MATTERS. In addition to receiving the supplementary proxy materials and amended Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or telephone number:

3SBio Inc.
No. 3 A1, Road 10
Shenyang Economy & Technology Development Zone
Shenyang 110027
People’s Republic of China
Telephone: (86 24) 2581-1820

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the definitive proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger that was filed with the SEC. Additional information regarding the interests of such potential participants is also included in the definitive proxy statement and Schedule 13E-3 transaction statement filed with the SEC.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of ADSs on the NASDAQ Global Market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Safe Harbor Statement

This press release and related Company disclosures may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed transaction; management plans relating to the transaction; the expected timing of various aspects of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “anticipate,” “proposed,” “will,” “intend,” “may,” “believes,” “expects” or similar expressions. Such information is based upon expectations of the Company that were reasonable when made. Risks and uncertainties that may cause actual outcome to differ from the forward-looking statements may include: whether sufficient number of shareholders will view the terms favorably, and vote to approve this transaction; whether Parent will secure and receive full financing; whether all the closing conditions and other terms of the transaction documents will be duly complied with or fulfilled; future business decisions of various parties, and other risks and uncertainties discussed in the documents filed or to be filed with the SEC by the Company, particularly the Schedule 13E-3 transaction statement and the proxy statement. These forward-looking statements reflect the Company’s expectations as of the time of this press release. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For investor and media inquiries, please contact:

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com